FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated June 1, 2009
Registration Statement No. 333-157300
Dated June 2, 2009
IMAX Corporation
9,800,000 Common Shares
Final Term Sheet

Issuer:	IMAX Corporation (the “Company”)
Symbol:	IMAX (NasdaqGM); IMX (Toronto Stock Exchange)
Security:	Common shares, no par value
Size:	9,800,000 common shares
Over-allotment option:	1,470,000 additional common shares
Public offering price:	$7.15 per share
Underwriting commissions:	$0.3575 per share
Net proceeds:	$65,166,500 ($75,151,475 if the underwriter exercises its over-allotment option in full) (in each case, after deducting the underwriter’s commissions and estimated offering expenses payable by the Company)
Trade date:	June 2, 2009
Settlement date:	June 5, 2009
Underwriter:	Roth Capital Partners, LLC

CAPITALIZATION
     The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2009:
•	on an actual basis; and

•	on an as adjusted basis to reflect our sale of 9,800,000 common shares in this offering, based on the public offering price of $7.15 per share, and after deducting underwriting commissions and estimated offering expenses paid by us, assuming the underwriter does not exercise its over-allotment option.
     This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto that are incorporated by reference in the preliminary prospectus supplement, dated June 1, 2009, relating to this offering (the “Preliminary Prospectus Supplement”) and the accompanying prospectus.

	March 31, 2009
	Actual	As Adjusted
	Dollars in Thousands
Cash and cash equivalents	$18,721	$83,888

Indebtedness:
Bank indebtedness	20,000	20,000
9.625% Senior Notes due 2010	160,000	160,000	(1)

Total Indebtedness	180,000	180,000

Shareholders’ deficiency:
Common shares, no par value, unlimited number authorized 43,730,631 shares issued and outstanding, historical 53,530,631 shares issued and outstanding, as adjusted	142,430	208,597	(2)
Other equity	5,728	5,728
Deficit	(249,651)	(250,651	)(2)
Accumulated other comprehensive income	2,974	2,974

Total Shareholders’ deficiency	(98,519)	(33,352)

Total Capitalization	$81,481	$146,648

(1)	The Company intends to use the net proceeds from the sale of the common shares offered hereby for the repayment of debt, including a portion of the Company’s 9.625% Senior Notes due 2010, and for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

(2)	Reflects $1,000,000 of offering expenses to be charged to the Company’s income statement for the three months ended June 30, 2009.

DILUTION
     If you invest in our common shares, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book deficit per common share immediately after this offering. Net tangible book deficit represents the amount of our total tangible assets reduced by our total liabilities. Our net tangible book deficit as of March 31, 2009 was approximately $155,394,701, or $3.5535 per common share. After deducting the estimated underwriter’s commission and estimated offering expenses paid by us, our net tangible book deficit, as adjusted for the offering (assuming no exercise by the underwriter of its over-allotment option), as of March 31, 2009, would have been $90,228,201, or $1.6855 per common share. Assuming the occurrence of this offering as of March 31, 2009, this represents an immediate decrease in net tangible book deficit of $1.8679 per common share to our existing shareholders and an immediate dilution of $8.8355 per common share to new investors purchasing our common shares in this offering.
     The following table illustrates the estimated per share dilution:

Public offering price per common share	$7.15
Net tangible book deficit per common share as of March 31, 2009	$3.5535
Increase per common share attributable to the offering	$1.8679
As adjusted net tangible book deficit per share after the offering	$1.6855
Dilution per common share to new investors purchasing common shares in the offering	$8.8355
     If the underwriter exercises its over-allotment option in full, the as adjusted net tangible book deficit would decrease to approximately $1.4590 per share, representing an immediate increase in net tangible book deficit of $2.0945 per common share to our existing shareholders and an immediate dilution of $8.6090 per common share to new investors purchasing our common shares in this offering.
     The exercise of outstanding options and warrants having an exercise price less than the public offering price will increase dilution to new investors.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Roth Capital Partners, LLC toll-free at 1-800-678-9147, by e-mail to rothecm@roth.com, by fax to (949) 720-7227 or by mail to 24 Corporate Plaza Drive, Newport Beach, CA, 92660, Attention: Syndicate Department.

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